                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                          ENVIRONMENT ONE CORPORATION
                                       AT
                              $15.25 NET PER SHARE
                                       BY
                          EOC ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                           PRECISION CASTPARTS CORP.

                         THE OFFER AND WITHDRAWAL RIGHTS
             WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY,
                                 MARCH 30, 1998
                          UNLESS THE OFFER IS EXTENDED

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1) THAT NUMBER OF SHARES THAT WOULD REPRESENT 66 2/3 PERCENT OF ALL OUTSTANDING SHARES (DETERMINED ON A FULLY DILUTED BASIS) ON THE DATE OF PURCHASE. SEE INTRODUCTION AND SECTION 13.

    THE BOARD OF DIRECTORS OF ENVIRONMENT ONE CORPORATION HAS APPROVED THE MERGER AGREEMENT AND THE MAKING OF THE OFFER BY THE PURCHASER, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER.

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should (A) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to the Depositary, and either deliver, together with the Letter of Transmittal, the certificates representing the tendered Shares and any other required documents to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (B) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if they desire to tender Shares so registered.

    If a stockholder desires to tender Shares and such stockholder's certificates for such Shares are not immediately available, or the procedures for book-entry transfer cannot be completed on a timely basis, or time will not permit all documents to reach the Depositary prior to the Expiration Date, such stockholder may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

    Questions and requests for assistance may be directed to Morrow & Co., Inc. at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from Morrow & Co., Inc. or from brokers, dealers, commercial banks or trust companies.

                            ------------------------

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

MARCH 3, 1998

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
INTRODUCTION................................................................    3

 1.   TERMS OF THE OFFER; EXPIRATION DATE...................................    4

 2.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.........................    5

 3.   PROCEDURE FOR TENDERING SHARES........................................    6

 4.   WITHDRAWAL RIGHTS.....................................................    9

 5.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES...............................   10

 6.   PRICE RANGE OF SHARES; CASH DISTRIBUTIONS.............................   11

 7.   CERTAIN INFORMATION CONCERNING THE COMPANY............................   11

 8.   CERTAIN INFORMATION CONCERNING THE PURCHASER AND PCC..................   12

 9.   SOURCE AND AMOUNT OF FUNDS............................................   14

10.   BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY....................   14

11.   THE PURPOSE OF THE OFFER; MERGER AGREEMENT;
      PLANS FOR THE COMPANY.................................................   15

12.   EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NASDAQ EXCHANGE
      LISTING AND EXCHANGE ACT REGISTRATION.................................   22

13.   CERTAIN CONDITIONS OF THE OFFER.......................................   23

14.   CERTAIN LEGAL MATTERS.................................................   24

15.   FEES AND EXPENSES.....................................................   25

16.   MISCELLANEOUS.........................................................   25

SCHEDULE I

    DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PCC...............  S-1

To the Holders of Common Stock
of Environment One Corporation:

                                  INTRODUCTION

    EOC Acquisition Corporation, a New York corporation (the "Purchaser"), which is a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation ("PCC"), hereby offers to purchase all outstanding shares of Common Stock, $.10 par value per share (collectively, the "Shares"), of Environment One Corporation, a New York corporation (the "Company"), at a purchase price of $15.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    The purpose of the Offer is to enable PCC to acquire the entire equity interest in the Company. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 24, 1998 by and among the Purchaser, PCC and the Company (the "Merger Agreement"). The Merger Agreement provides for, among other things, the Purchaser to commence a cash tender offer to purchase all of the Shares of the Company for $15.25 per Share. As soon as practicable following the consummation of the Offer, it is intended that the Purchaser will merge into the Company (the "Merger") pursuant to the applicable provisions of the New York Business Corporation Law ("NYBCL"). The purpose of the Merger is to facilitate the acquisition of the Shares not tendered and purchased pursuant to the Offer. Under the terms of the Merger Agreement, upon consummation of the Merger each then outstanding Share (other than Shares owned by the Purchaser or PCC, if any) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer (the "Offer Price").

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of The Bank of New York, which is acting as the depositary (the "Depositary"), and Morrow & Co., Inc., which is acting as Information Agent (the "Information Agent") incurred in connection with the Offer. See Section 15.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MAKING OF THE OFFER BY THE PURCHASER, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER. FOURTEEN OF THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS HAVE ENTERED INTO AN AGREEMENT TO TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE SECTION 11.

    Miller, Johnson & Kuehn, Inc. has delivered to the Board of Directors of the Company its opinion that the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Miller, Johnson & Kuehn, Inc. is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders herewith.

    THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) THAT NUMBER OF SHARES (THE "MINIMUM NUMBER OF SHARES") THAT WOULD REPRESENT 66 2/3 PERCENT OF ALL OUTSTANDING SHARES OF THE COMPANY (ON A FULLY DILUTED BASIS) ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). SUBJECT TO OBTAINING THE CONSENT OF THE COMPANY, THE PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND

EXCHANGE COMMISSION ("SEC")), WHICH IT CURRENTLY HAS NO INTENTION OF EXERCISING, TO WAIVE OR REDUCE THE MINIMUM CONDITION AND TO ELECT TO PURCHASE, PURSUANT TO THE OFFER, FEWER THAN THE MINIMUM NUMBER OF SHARES. SEE SECTIONS 1 AND 13.

    Certain other conditions to the Offer are described in Section 13. Subject to the limitations of the Merger Agreement, the Purchaser reserves the right to waive any one or more of the conditions to the Offer. See Sections 2 and 13.

    According to the Company, as of February 24, 1998, there were 4,295,827 Shares issued and outstanding. According to the Company, there were 426,422 Shares subject to outstanding options and warrants as of February 24, 1998. The Company has agreed in the Merger Agreement to use its best efforts to enter into agreements with holders of outstanding options and warrants providing that, immediately after the date on which the Purchaser shall have accepted for payment all Shares tendered in the Offer, each option shall be canceled in exchange for a payment to the option holder equal to the Offer Price less the exercise price of such option or warrant multiplied by the number of shares previously subject to such option or warrant (less any applicable withholding). Based on the foregoing, and assuming that no changes occur prior to the date of purchase pursuant to the Offer, there would currently be 4,722,249 Shares outstanding on a fully diluted basis and the Minimum Number of Shares would be 3,148,167. However, the actual Minimum Number of Shares will depend upon the facts as they exist on the date of purchase.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    1.  TERMS OF THE OFFER; EXPIRATION DATE.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 Midnight, Eastern time, on March 30, 1998, unless and until the period during which the Offer is open shall have been extended in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended, will expire.

    THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION, THE EXPIRATION OR EARLY TERMINATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT") AND THE SATISFACTION OF THE OTHER CONDITIONS SET FORTH IN SECTION 13.

    If by 12:00 Midnight, Eastern time, on Monday, March 30, 1998 (or any date and time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the applicable rules and regulations of the SEC and subject to limitations in the Merger Agreement, to (a) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (b) waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer. See Section 11. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

    There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

    If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in the percentage of securities sought or a change in price, will depend upon the facts and circumstances, including the relative materiality of the changes or information.

    If, prior to the Expiration Date and subject to the limitations in the Merger Agreement, the Purchaser should increase or decrease the percentage of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer to holders of Shares, such increase or decrease would be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and if, at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer would be extended at least until the expiration of such ten business-day period. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

    This Offer to Purchase and the related Letter of Transmittal is being mailed to the record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the Expiration Date. See Sections 1 and 13. If any condition to the Offer specified in the Merger Agreement or in
Section 13 of the Offer to Purchase is not satisfied at the Expiration Date, the Purchaser must either (a) waive the unsatisfied condition and accept for payment and pay for any tendered Shares,
(b) terminate the Offer and return all tendered Shares to the tendering stockholders, or (c) further extend the Offer resulting in an extension of the right of stockholders to withdraw tendered Shares until the new Expiration Date; provided, however, that the Purchaser may accept tendered Shares for payment subject to the expiration or termination of the applicable waiting period under the HSR Act.

    PCC filed a Notification and Report Form with respect to the Offer under the HSR Act on March 3, 1998. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern time, on March 18, 1998 unless early termination of the waiting period is granted. However, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from PCC or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., Eastern time, on the 10th day after substantial compliance by PCC or the Company with such request. See Section 14 hereof for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING THE PAYMENT AFTER THE EXPIRATION DATE.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

    If any tendered Shares are not accepted for payment for any reason, certificates evidencing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

    3.  PROCEDURE FOR TENDERING SHARES.

    In order for a holder of Shares validly to tender Shares pursuant to the Offer, (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the certificates evidencing tendered Shares ("Share Certificates") must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation."

    The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

    DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Signatures on Letters of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"), except no signature guarantee is required where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not accepted for payment or not tendered are to be returned, to a person other than the registered holder(s), the Share Certificates, as the case may be, must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on such certificates, with the signature(s) on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 of the Letter of Transmittal.

    A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) MUST ACCOMPANY EACH DELIVERY OF SHARE CERTIFICATES TO THE DEPOSITARY.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

       (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market ("NNM") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares, are actually received by the Depositary.

    DETERMINATION OF VALIDITY. In order for any tender of Shares to be valid, it must be in proper form. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, PCC, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's determinations with regard to compliance with the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    OTHER REQUIREMENTS. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after February 24, 1998. Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior proxies, consents and powers of attorney given by such stockholder will be revoked, and no subsequent proxies, consents and powers of attorney may be given (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and other securities for which appointment is effective, be empowered to exercise all voting and other rights of such stockholder in respect of any annual, special or adjourned meeting of the stockholders of the Company, actions by written consent in lieu of any such meeting or otherwise as they, in their sole discretion, deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares and other securities.

    A valid tender of Shares pursuant to one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    TO AVOID BACKUP WITHHOLDING OF FEDERAL INCOME TAX WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE FOR THE SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

    4.  WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 1, 1998.

    If the Purchaser extends the Offer, is delayed in the acceptance for payment of Shares or is unable to purchase Shares validly tendered pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this
Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial number shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, PCC, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

    5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following discussion summarizes the principal federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), associated with the Offer, assuming that the Offer is consummated as contemplated herein. This summary does not purport to be comprehensive, does not describe all potentially relevant tax considerations and does not discuss state, local or foreign tax laws.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes under the Code (and may also be a taxable transaction under applicable state, local, foreign and other tax laws). Generally, for federal income tax purposes, a tendering stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received pursuant to the Offer or the Merger and the holder's adjusted tax basis for the Shares sold pursuant to the Offer or converted in the Merger. Such gain or loss will be capital gain or loss, assuming the Shares are held as capital assets. If the Shares were held longer than one year, the capital gain will be long term.

    The rate at which any such gain will be taxed to noncorporate shareholders (including individuals, estates and trusts) will, as a general matter, depend upon each shareholder's holding period in the Shares. If a noncorporate shareholder has net capital gain (the excess of net long-term capital gain over net short-term capital loss) for his or her taxable year in which the gain is recognized and such shareholder's holding period for the Shares is more than 18 months, either a 20 percent or a 10 percent capital gains rate generally will apply to such gain, depending on the amount of taxable income of such shareholder for such year. If the noncorporate shareholder's holding period for the Shares is more than one year, but not more than 18 months, a 28 percent tax rate generally will apply to such gain. If the shareholder's holding period for the Shares is one year or less, such gain will be taxed at the same rates as ordinary income, currently at a maximum of 39.6 percent. Capital loss generally is deductible only to the extent of capital gain plus $3,000. Net capital loss in excess of $3,000 may be carried forward to subsequent taxable years.

    For corporations, capital losses are allowed only to the extent of capital gains, and net capital gain is taxed at the same rate as ordinary income. Corporations generally may carry capital losses back up to three years and forward up to five years.

    THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND SECURITIES DEALERS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF INDIVIDUAL CIRCUMSTANCES. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

    6.  PRICE RANGE OF SHARES; CASH DISTRIBUTIONS.

    The Company's Common Stock is listed and traded principally on the NNM under the trading symbol "EONE." The following table sets forth, for the quarters indicated, the high and low sales prices as reported on the NNM for the Shares based on the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 (the "Company's 1996 Form 10-KSB") and other publicly available sources.

                                                                               HIGH        LOW
                                                                             ---------  ---------
Year Ended December 31, 1995:
  First Quarter............................................................  $   3 1/4  $   2 1/4
  Second Quarter...........................................................      4 1/4      2 3/8
  Third Quarter............................................................      4 7/8      3 7/8
  Fourth Quarter...........................................................      5 1/2      4 5/8

Year Ended December 31, 1996:
  First Quarter............................................................  $   5 1/2  $   4 3/4
  Second Quarter...........................................................          6      4 1/2
  Third Quarter............................................................      5 3/4      4 3/4
  Fourth Quarter...........................................................          6      5 3/8

Year Ending December 31, 1997:
  First Quarter............................................................  $   7 3/4  $   5 5/8
  Second Quarter...........................................................      9 3/4      6 3/8
  Third Quarter............................................................     10 1/4      8 3/4
  Fourth Quarter...........................................................     11 7/8      9 3/4

    On February 24, 1998, the last full trading day prior to the announcement of the Offer, the closing sale price per Share of the Company's Common Stock reported on the NNM was $13.00.

    According to the Company's 1996 Form 10-KSB, the Company has not paid dividends on the Company's Common Stock. According to the Company's 1996 Form 10-KSB, the Company's policy with regard to payment of dividends is evaluated annually with consideration given to future growth and operating fund requirements, and current Company policy is not to pay dividends.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    7.  CERTAIN INFORMATION CONCERNING THE COMPANY.

    The information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or taken from, or based upon, publicly available documents and records on file with the SEC and other public sources. The summary information concerning the Company in this Section 7 and elsewhere in this Offer to Purchase is derived from the Company's 1996 Form 10-KSB. The summary information set forth below is qualified in its entirety by reference to such documents (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such documents and other publicly available reports and documents filed by the Company with the SEC. The Purchaser assumes no responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are not known to the Purchaser.

    GENERAL. The Company is a New York corporation. According to the Company's 1996 Form 10-KSB, the Company is an environment-oriented product and service company engaged in the development of low pressure sewer systems for real estate developments. The Company also develops detection systems designed to forestall shutdown of electric power generators operated by electric utility companies. The Company reports that it has entered into foreign markets and license agreements with respect to certain products.

    CERTAIN FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial data with respect to the Company and its subsidiary, which was excerpted from the Company's 1996 Form 10-KSB. More comprehensive financial information is included in such report (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following financial information is qualified in its entirety by reference to such report and other documents and all of the financial information and notes contained therein. Such report and other documents may be examined and copies thereof may be obtained in the manner set forth below.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

                                                                         NINE MONTHS ENDED         YEAR ENDED
                                                                           SEPTEMBER 30,          DECEMBER 31,
                                                                        --------------------  --------------------
                                                                          1997       1996       1996       1995
                                                                        ---------  ---------  ---------  ---------
                                                                            (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Sales of product and contract revenue...............................  $  17,228  $  15,307  $  21,536  $  17,340
  Cost of sales and contract services.................................     10,819     10,446     14,258     11,565
  Selling, marketing, general and administrative expenses.............      4,257      3,217      5,071      4,161
  Net income..........................................................      1,319        928      1,255        821

                                                                                                   DECEMBER 31,
                                                                                SEPTEMBER 30,  --------------------
                                                                                    1997         1996       1995
                                                                                -------------  ---------  ---------
                                                                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.............................................................    $   5,368    $   3,986  $   2,431
  Total assets................................................................       13,088       11,255      8,722
  Total debt..................................................................        1,585        1,914      2,727
  Stockholders' equity........................................................        7,207        5,713      4,348

    AVAILABLE INFORMATION. The Company is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is obligated to file with the SEC periodic reports, proxy statements and other information relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in reports filed with the SEC or in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information may be inspected at the SEC's office at 450 Fifth Street, NW, Washington, D.C., 20549, and also should be available for inspection at the regional offices of the SEC located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, 13th Floor, New York, New York. Copies of such materials should be obtainable, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, NW, Washington, D.C., 20549. The information also should be available at the offices of the NNM, 1735 K Street, N.W., Washington, D.C. 20006-1500. Such material may also be accessed through an Internet Web site maintained by the SEC at http://www.sec.gov.

    8.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND PCC.

    GENERAL. The Purchaser, a New York corporation and a wholly owned subsidiary of PCC, was recently organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal office of the Purchaser is located at the principal office of PCC. All outstanding shares of capital stock of the Purchaser are owned by PCC.

    PCC, an Oregon corporation, is a worldwide manufacturer of complex metal components and products. PCC is the market leader in manufacturing large, complex structural investment castings and is the leading manufacturer of airfoil castings used in jet engine aircrafts. In addition, PCC has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines, powdered metal and other metal products markets. The principal executive offices of PCC are located at 4650 SW
Macadam Avenue, Suite 440, Portland, Oregon 97201; the telephone number is (503) 417-4800.

    CERTAIN FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to PCC and its subsidiaries excerpted from the consolidated financial statements incorporated by reference in PCC's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), copies of which are available for inspection at the Commission's office at 450 Fifth Street, NW, Washington, D.C., 20549, and also should be available for inspection at the regional offices of the SEC located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, 13th Floor, New York, New York. Copies of such materials should be obtainable, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, NW, Washington, D.C., 20549. Such material may also be accessed through an Internet Web site maintained by the SEC at http://www.sec.gov.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

                                                                     NINE MONTHS ENDED       FISCAL YEAR ENDED
                                                                   ----------------------  ----------------------
                                                                    DEC. 28,    DEC. 29,   MARCH 30,   MARCH 31,
                                                                      1997        1996        1997        1996
                                                                   ----------  ----------  ----------  ----------
                                                                        (UNAUDITED)
CONSOLIDATED STATEMENT OF INCOME DATA:
  Net sales......................................................  $  961,500  $  685,500  $  972,800  $  556,800
  Costs of goods sold............................................     752,300     542,600     765,500     446,100
  Selling and administrative expenses............................      91,300      62,800      91,500      46,900
  Net income.....................................................      61,800      39,900      56,500      41,100

                                                                              DEC. 28,     MARCH 30,    MARCH 31,
                                                                                1997          1997         1996
                                                                            ------------  ------------  ----------
                                                                            (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.........................................................  $    266,100  $    205,200  $  125,800
  Total assets............................................................     1,233,700     1,070,100     450,500
  Total debt..............................................................       388,300       300,500      13,900
  Shareholders' investment................................................       568,800       504,400     303,100

    Neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto or any associate of the Purchaser, including PCC, or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any securities of the Company, and neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons or entities referred to above, including PCC, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transactions in the securities of the Company during the past 60 days.

    Except as set forth in this Offer to Purchase, none of the Purchaser, PCC or, to the best knowledge of the Purchaser, any of the persons listed on
Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of the Purchaser, PCC or, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has had since January 1, 1995 any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that are required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between the Purchaser, PCC or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

    9.  SOURCE AND AMOUNT OF FUNDS.

    The Purchaser estimates that the total amount of funds required to purchase pursuant to the Offer the number of Shares that are outstanding on a fully diluted basis and to pay fees and expenses related to the Offer will be approximately $72,000,000. The Purchaser plans to obtain all funds needed for the Offer from PCC. PCC will make an unsecured advance to the Purchaser prior to the consummation of the Offer. PCC expects to obtain the funds needed for the Offer from its general corporate funds and from borrowings under its existing credit facility.

    PCC's existing facility is a credit agreement with a syndicate of 12 banks, for which Bank of America, N.A. is the agent. The credit agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio. The credit agreement includes a $250 million revolving facility, pursuant to which outstanding amounts bear interest at interest rates of (a) an offshore rate equal to the effective LIBOR, plus an applicable margin of 0.30 percent to 0.875 percent based on the consolidated leverage ratio, (b) an overnight base rate equal to the higher of the federal funds rate or the prime rate of the agent bank plus
0.50 percent, or (c) a rate negotiable between each bank and PCC. PCC intends to repay amounts due under the revolving credit facility out of funds generated from operations or by refinancing the facility at maturity. The revolving credit line matures in July 2001. The foregoing description of the credit facility is qualified in its entirety by reference to the text of the credit agreement, which has been filed by PCC as an exhibit to the Schedule 14D-1 filed with the SEC in connection with the Offer.

THE OFFER IS NOT CONDITIONED UPON THE PURCHASER OBTAINING FINANCING TO PURCHASE SHARES PURSUANT TO THE OFFER. SEE INTRODUCTION AND SECTION 13.

    10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

    On September 22, 1997, the Company engaged The Nassau Group, Inc. to assist in exploring a possible sale of the Company. In November 1997, representatives of The Nassau Group contacted an officer of PCC to inquire whether PCC would be interested in receiving descriptive information concerning the Company as a possible acquisition candidate. On November 25, 1997, PCC signed a Confidentiality Agreement, and subsequently received descriptive information concerning the Company and a request for submission of a preliminary indication of interest. On December 10, 1997, PCC submitted a preliminary indication of interest. PCC was invited to attend a management presentation on December 22, 1997, which it did. PCC subsequently submitted a draft letter of intent to acquire the Company, which included a proposal that the purchase price be paid in a combination of $12.50 per share cash at closing and a contingent payment right up to an additional $3.00 per share in 1999 if the Company achieved certain revenue and earnings objectives in 1998.

    The Company's Board of Directors met in January 1998, and approved the offer on a preliminary basis, subject to certain clarifications. The Company's legal and financial advisors contacted PCC to clarify and negotiate certain details of the contingent payment and other terms and conditions contained in the letter of intent. The letter of intent was executed by the Company and PCC on January 21, 1998.

    After the execution and delivery of the letter of intent, PCC entered a formal due diligence period during which it received access to the Company's records and documents and received additional management presentations. During the due diligence period, The Nassau Group contacted PCC to state that the Company preferred an all-cash transaction, without the contingent payment right element. Over the course of the following week, PCC completed its due diligence efforts and analyzed the benefit of a fixed-price transaction in terms of time to closing and other factors. On February 16, 1998, the PCC Board of Directors approved a revised purchase price of $15.25 per share. On February 24, 1998, the Board of Directors of the Company approved the Merger Agreement and the offer and resolved to recommend the Offer to the Company's stockholders. Immediately thereafter, PCC, the Purchaser and the Company executed the Merger Agreement, pursuant to which the Purchaser agreed to make the Offer. In addition, a Stockholder Agreement by and among PCC, the Purchaser, and each of the executive officers and directors of the Company was executed, pursuant to which those fourteen individuals agreed to tender their Shares in the Offer and to sell such Shares to the Purchaser, at the price paid in the Offer, subject to certain conditions. The parties publicly announced the transaction on February 25, 1998.

    11.  THE PURPOSE OF THE OFFER; MERGER AGREEMENT; PLANS FOR THE COMPANY.

PURPOSE

    The purpose of the Offer and the Merger is to enable PCC to acquire control of, and acquire the entire equity interest in, the Company.

MERGER AGREEMENT

    Set forth below is a summary of the material provisions of the Merger Agreement, a copy of which is filed as Exhibit (a)(1) to the Schedule 14D-1. Such Exhibit should be available for inspection and copies should be obtained, in the manner set forth in Section 8 (except that it will not be available at the regional offices of the SEC). The following summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides that PCC will cause the Purchaser to commence and the Purchaser will commence the Offer to purchase all of the Shares for $15.25 per Share. The Merger Agreement specifies certain conditions for the Offer, including, among other things the Minimum Condition. Pursuant to the Merger Agreement, the Purchaser expressly reserves the right to change or waive any such condition, to increase the Offer Price, and to make any other changes in the terms and conditions of the Offer; provided however, that without the prior written consent of the Company, the Purchaser will not (i) decrease the Offer Price, (ii) change or waive the Minimum Condition, (iii) decrease the number of Shares sought pursuant to the Offer, (iv) impose conditions in addition to the Offer Conditions or (v) otherwise amend the Offer in any manner adverse to the Company's stockholders. Notwithstanding the foregoing, the Purchaser may, without the Company's consent (x) extend the Offer, if at such original Expiration Date the Minimum Condition or any of the Offer Conditions have not been satisfied or waived; (y) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC; or (z) extend the Offer for no more than ten (10) business days beyond the original Expiration Date in the event that the Offer Conditions have been satisfied but less than ninety percent (90%) of the Shares have been tendered pursuant to the Offer.

    THE MERGER. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the NYBCL, as soon as practicable following the satisfaction or waiver, if permissible, of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger will become effective at the time of filing of a certificate of merger, as required by the NYBCL (the "Effective Time"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by PCC, by the Purchaser or by any other direct or indirect subsidiary of PCC or of the

Company, or held in the treasury of the Company, all of which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto) will be canceled and converted automatically into the right to receive an amount equal to the Offer Price in cash (the "Merger Consideration") net to the holder, without any interest thereon.

    STOCKHOLDERS MEETING. The Merger Agreement provides that the Company will, if required by applicable law, call and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of approving the Merger transaction contemplated thereby and prepare and file with the SEC under the Exchange Act a proxy statement with respect to the meeting of stockholders described above (the "Proxy Statement"). The Company has agreed in the Merger Agreement to use its best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after responding to all such comments to the satisfaction of the staff, and to keep PCC informed of all its correspondence with the SEC with respect to the Proxy Statement. Pursuant to the Merger Agreement, the Company, through its Board of Directors, will recommend to its stockholders that the Merger Agreement be approved.

    Notwithstanding any other provision in this Agreement, if PCC, the Purchaser, or any affiliate of either of them beneficially owns at least 90% of the outstanding Shares, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Expiration Date, but in no event later than ten business days thereafter, without a meeting of the stockholders of the Company in accordance with Section 905 of the NYBCL.

    STOCK OPTIONS AND WARRANTS. The Merger Agreement provides that (a) the Company will use its best efforts to enter into an agreement with each holder of an employee or director stock option or warrant to purchase Shares (in each case, an "Option" or "Warrant") that provides that, immediately after the date on which the Purchaser will have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer (the "Tender Offer Acceptance Date"), each Option or Warrant that is then outstanding, whether or not then exercisable or vested, will be canceled by the Company, and each holder of a canceled Option or Warrant will be entitled to receive from the Purchaser at the same time as payment for Shares is made by the Purchaser in connection with the Offer, in consideration for the cancellation of such Option or Warrant, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option or Warrant, whether or not then exercisable or vested, and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Option or Warrant, reduced by any applicable withholding. Alternatively, the Company may advance funds to one or more Option holders to permit such holders to exercise their Options (whether or not then exercisable or vested) and tender the Shares so acquired in the Offer.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Company, relating to, among other things,
(i) the organization of the Company and other corporate matters, (ii) the capital structure of the Company, (iii) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (iv) consents and approvals, (v) documents filed by the Company with the SEC and the accuracy of the information contained therein, (vi) the accuracy of the information contained in documents filed with the SEC in connection with the Offer and the Merger, (vii) litigation, (viii) environmental matters, (ix) absence of material changes, and (x) taxes. In addition, the Company represented to the Purchaser and PCC that the Company had entered into new employment agreements with each of its officers on terms approved by PCC. The employment agreements are effective at the closing of the Offer and, except in the case of Mr. Stephen V. Ardia, supercede the change of control agreements previously entered into between the Company and each of its officers.

    In addition, the Merger Agreement contains representations and warranties by PCC, relating to, among other things, the organization and ownership of PCC and the Purchaser, their authority to enter into the Merger Agreement and their financial capability to purchase the Shares pursuant to the Offer.

    CONDUCT OF BUSINESS PENDING THE MERGER. In the Merger Agreement, the Company has agreed that, prior to the Effective Time, except as otherwise provided in the Merger Agreement or with the prior written consent of PCC, the Company (a) will use its best efforts to (i) keep the business and organization of the Company intact, and (ii) carry on the business of the Company in its usual manner; (b) will not declare, pay, or set aside for payment any dividend or other distribution of money or property in respect of its capital stock, (c) will not issue any shares of its capital stock, or issue or sell any securities convertible into, or exchangeable for, or options, warrants to purchase, or rights to subscribe to, any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or repurchase, reacquire, cancel, or redeem any such shares; (d) will use best efforts to ensure that (A) it preserves and maintains in the ordinary course of business its assets, property and rights and that it will not encumber any of its material assets other than in connection with certain existing credit arrangements, (B) it will pay all debts when due in the usual course of business, (C) it will comply in all material respects with all applicable laws, and (D) it will maintain its insurance; (e) it will not incur additional debt, incur or increase any obligation or liability, except in the ordinary and usual course of its business; and (f) it will not make any payment to discharge or satisfy any lien or encumbrance or pay any obligation or liability (fixed or contingent) other than current liabilities or payments under its revolving credit facility made in the ordinary course of business and consistent with past practices.

    The Company has further agreed that, until the Effective Time of the Merger, it will not, without prior consent of PCC: (a) acquire any assets other than assets acquired in the ordinary and usual course of its business and consistent with past practices; (b) purchase or otherwise acquire, or agree to purchase or otherwise acquire, any debt or equity securities of any person other than equity securities issued by a money market fund registered as an investment company under the Investment Company Act of 1940; (c) enter into any transaction or contract or make any commitment to do the same, except in the ordinary and usual course of business and not requiring the payment in any case of an amount in excess of $50,000 annually; (d) increase the wages, salaries, compensation, pension, or other benefits payable, or to become payable by it, to any of its officers, employees, or agents, including without limitation any bonus payments or severance or termination pay, other than increases in wages and salaries required by employment arrangements existing on the execution date of the Merger Agreement or except as expressly contemplated by or otherwise in the ordinary and usual course of its business; (e) implement or agree to any implementation of or amendment or supplement to any employee profit sharing, stock option, stock purchase, pension, bonus, commission, incentive, retirement, medical reimbursement, life insurance, deferred compensation, severance pay, or any other employee benefit plan or arrangement; or (f) change its accounting methods, policies or practices. In addition, the Company (a) will, when the consent of any third party to the transactions contemplated by the Merger Agreement is required under the terms of any contract to which it is a party or by which it is bound, use its best efforts to obtain such consent; (b) will maintain its books and records in accordance with past practices and in accordance with generally accepted accounting principles; (c) will pay and discharge all taxes, assessments, governmental charges, and levies imposed upon it, its income or profits, or upon any property belonging to it, and in all cases before the date on which penalties attach thereto; (d) will not amend its Certificate of Incorporation or Bylaws; and (e) will not transfer any shares of treasury stock or authorized and unissued stock to its Deferred Compensation Plan Trust on account of bonus amounts deferred under its Deferred Compensation Plan relating to calendar year 1998.

    PROHIBITION ON SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will cease any discussions or negotiations with any parties with respect to any Takeover Proposal (as defined below); and, unless the Merger Agreement has been terminated in accordance with its terms and so long as neither PCC nor the Purchaser is in material violation of the Merger Agreement, the Company will not authorize or permit any officer, director or employee of, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its subsidiaries to
(a) solicit, initiate, encourage or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (b) participate in any discussions or negotiations regarding any Takeover Proposal.

    The Merger Agreement provides that, notwithstanding the foregoing, if at any time prior to the Effective Time, the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited Takeover Proposal, (a) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in substantially the same form as that entered into between the Company and PCC and (b) participate in negotiations regarding such Takeover Proposal.

    The Merger Agreement provides further that, unless the Merger Agreement has been terminated in accordance with its terms and so long as neither PCC nor the Purchaser is in material violation of the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof will (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to PCC, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (b) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (c) cause the Company to enter into any agreement with respect to any Takeover Proposal.

    Notwithstanding the foregoing, in the event that prior to the Effective Time, the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Merger Agreement provides that the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, approve or recommend a Superior Proposal (as defined below), or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only at a time that is after the second business day following PCC's receipt of written notice advising PCC that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and that the Company has elected to terminate the Agreement pursuant to the termination provisions described below.

    Pursuant to the Merger Agreement, and in addition to the obligations of the Company described above, the Company has agreed that (a) it will within 48 hours advise PCC orally and in writing of any request for information or of any Takeover Proposal, or any inquiry with respect to or which could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry and the identity of the person making such request, Takeover Proposal or inquiry, and (b) it will keep PCC fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

    The Merger Agreement does not prohibit the Company from making any disclosure to the Company's stockholders if, in the opinion of the Board of Directors of the Company, after consultation with counsel, failure to disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, except that neither the Company nor its Board of Directors nor any committee thereof may (other than as described above) withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

    The term "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or of over 20 percent of any class of equity securities of the Company, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20 percent or more of any class of equity securities of the Company, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation or dissolution (other than the transactions contemplated by the Merger

Agreement), or any other transactions the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to PCC of the transactions contemplated by the Merger Agreement, and the term "Superior Proposal" means any bona fide Takeover Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of common stock of the Company then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (after consultation with the Nassau Group, Inc. or another financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger.

    ACCESS. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the closing date of the Merger, the Company will provide, and cause each subsidiary to provide, to PCC and its authorized agents, access to their respective physical assets, facilities, financial information, production records, contracts and other corporate records and documents during normal working hours and PCC will be allowed to meet with their respective management personnel, employees, and any outside consultants, including auditors and accountants, investment and other bankers, tax and financial advisors, and environmental consultants.

    DIRECTORS. The Merger Agreement provides that, upon the Purchaser's acceptance for payment and payment for Shares pursuant to the Offer, the Purchaser will be entitled to designate a number of directors (rounded up to the nearest whole number) on the Company's Board of Directors that is equal to the product of the total number of directors on the Company's Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the number of Shares outstanding. The Company will promptly, at the request of PCC, either increase the size of the Company's Board of Directors and/or obtain the resignations of such number of its current directors as is necessary to enable the Purchaser's designees to be elected to the Company's Board of Directors as provided above.

    CONDITIONS TO MERGER. The respective obligations of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, of the following conditions: (a) all required authorizations, consents, and approvals of all governmental agencies and authorities shall have been obtained and the waiting period under the HSR Act will have expired or been terminated early; (b) if necessary under applicable law, the Merger shall have been approved by at least 66 2/3 percent of the Shares of the Company; (c) no law, statute, rule, regulation, decree, order, injunction or ruling by any governmental entity remains in effect and prohibits, restrains, enjoins or restricts the consummation of the Merger; (d) no action, suit or other proceeding or is pending against any party to prohibit, restrain, enjoin, restrict or otherwise prevent the consummation of the Offer of the Merger; and
(e) the Purchaser shall have previously accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the closing date of the Merger (a) by mutual consent of PCC, Purchaser and the Company; (b) by either PCC or the Company if (A) any governmental entity has promulgated or issued a law, statute, rule, regulation, decree, order, injunction, or ruling or taken any other action prohibiting, restraining, enjoining, restricting or otherwise prohibiting the Offer or the Merger that has become final and nonappealable or if clearance under the HSR Act is not received within 60 days after the filing of the premerger notification and report form, or (B) the Offer is terminated or expires in accordance with its terms as the result of failure of any of the conditions set forth in Section 13 without Purchaser having purchased any Shares pursuant to the Offer except that this right to terminate is not available to any party whose failure to perform any of its covenants or agreements under the Merger Agreement results in the failure of any condition; (c) by PCC, if not then in default, upon written notice to the Company if (A) the Company breaches any of its representations or warranties or defaults in the observance or performance of any of its covenants or agreements except for breaches or defaults which, individually or in the aggregate, would not have a Combined Material Adverse Effect (as defined in the Merger Agreement) or materially impair the ability of the parties to consummate the transactions contemplated by the Merger Agreement, or (B) the Board of Directors of the Company or any committee thereof has withdrawn or modified in a manner adverse to PCC or Purchaser its approval or recommendation of the Merger or the Merger Agreement or approved or recommended any Takeover Proposal, or (C) the Company has entered into a definite agreement with respect to any Superior Proposal; or
(d) by the Company, if not then in default, upon written notice to PCC if (A) PCC breaches any of its representations or warranties or defaults in the observance or performance of any of its covenants or agreements, except for breaches or defaults which, individually or in the aggregate, would not have a Combined Material Adverse Effect or materially impair the ability of the parties to consummate the transactions contemplated by the Merger Agreement or (B) if the Company determines after consultation with its counsel that it is necessary to terminate the Merger or the Merger Agreement in order for its directors to comply with their fiduciary duties under applicable law, provided it has complied with the notice and payment provisions of the Merger Agreement.

    In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as described under "Fees and Expenses" below; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any breach thereof before termination.

    FEES AND EXPENSES. The Merger Agreement provides that, except as provided in the following paragraph, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

    Under the Merger Agreement the Company will pay, or cause to be paid, to PCC the sum of $2,000,000 upon demand if the Offer is not consummated due to the Company's termination of the Merger Agreement in breach of the Merger Agreement. Alternatively, if the Company determines in good faith, after consultation with counsel, that it is necessary to terminate the Agreement in order for its directors to comply with their fiduciary duties to the Company's stockholders under applicable law, the Company will pay, or cause to be paid, to PCC the sum of $3,000,000 (the "Termination Fee") upon demand if the Company (i) agrees to a Superior Proposal within one year of the date of termination of the Agreement, or (ii) within 270 days after termination of the Merger Agreement the Company agrees to a Takeover Proposal. In addition, the Merger Agreement provides that PCC will pay, or cause to be paid, to the Company the sum of $2,000,000 upon demand if the Offer is not consummated due to PCC's termination of the Merger Agreement in breach of the Merger Agreement.

    STANDSTILL. The Merger Agreement provides that in the event that PCC does not purchase Shares pursuant to the Offer, other than in circumstances involving breach by the Company of the Merger Agreement, PCC and its affiliates shall not directly or indirectly, for a period of 18 months from the date of the Merger Agreement, unless the Company's Board of Directors approves such action, (i) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, agreement, business combination or in any other manner, beneficial ownership of any securities or assets of the Company, including rights or options to acquire such ownership, (ii) seek or propose to influence, change or control the management or Board of Directors of the Company, or (iii) make any public disclosure or announcement or submit a proposal for a transaction not in the ordinary course of business, or take any action which could require the other party to make any public disclosure, with respect to the matters set forth in the Merger Agreement or in any way participate directly or indirectly in any solicitation of proxies to vote, or influence any person or entity with respect to the voting of, any voting securities of the Company. However, the foregoing restrictions will not apply in the event that the Company receives a Takeover Proposal from a party that is not affiliated with PCC.

    AMENDMENT. The Merger Agreement may not be amended except by written agreement of the parties thereto.

STOCKHOLDER AGREEMENT.

    The officers and directors of the Company, Stephen V. Ardia, David M. Doin, George A. Earle, III, George A. Vorsheim, Jr., Mark E. Alexander, Brian Buchinski, Philip W. Welsh, Kathleen A. Parry, Walter W. Aker, Lars G. Grenback, Rolf E. Soderstrom, John L. Allen, Angelo Dounoucos and Robert G. James (collectively, the "Selling Stockholders") are each parties to a Stockholder Agreement dated February 24, 1998 with PCC and the Purchaser. The Stockholder Agreement provides that each of the Selling Stockholders will tender their Shares into the Offer so long as the per Share amount is not less than $15.25 in cash (net to the seller). Additionally, each Selling Stockholder has agreed to sell, and the Purchaser has agreed to purchase, his or her Shares at a price per share equal to $15.25, or such higher price per share as may be offered by the Purchaser in the Offer, provided that such obligations to purchase and sell are both subject to (i) the Purchaser having accepted Shares for payment under the Offer and the Minimum Condition having been satisfied, and (ii) the expiration or termination of any applicable waiting period under the HSR Act. Each of the Selling Stockholders has also agreed not to transfer or agree to transfer their Shares, grant a proxy for their Shares or enter in a voting agreement respecting them, or take any other action that would in any way restrict, limit or interfere with the performance of their obligations under the Stockholder Agreement or the transactions contemplated thereby. The Stockholder Agreement terminates upon the earlier of (i) the Merger Agreement being terminated by the Company, PCC or the Purchaser, (ii) the purchase and sale of the Shares of the Selling Stockholders as described above, or (iii) May 30, 1998. The foregoing summary of the Stockholder Agreement is qualified in its entirety by the text of the Stockholder Agreement, a copy of which is filed as Exhibit (c)(2) to the
Schedule 14D-1 and is incorporated herein be reference.

CONFIDENTIALITY AGREEMENT.

    On November 25, 1997, PCC entered into a Confidentiality Agreement with the Company, pursuant to which PCC agreed to treat all information supplied by the Company or its representatives as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company. PCC further agreed that, in the event that the transactions contemplated by the Merger Agreement are not consummated, it will (i) return to the Company all information furnished by the Company or its representatives, and
(ii) refrain, for a period of two years from the date of the Confidentiality Agreement, from soliciting or hiring any employees of the Company while they are still employed by the Company.

OPERATIONS FOLLOWING CONSUMMATION OF THE OFFER.

    Following consummation of the Offer, the Company will report into PCC Flow Technologies, Inc., a wholly owned subsidiary of PCC, but otherwise has no definitive plans to make any material changes in the business or operations of the Company. Based on its review of the operations of the Company following consummation of the Offer, PCC may make changes to the Company's assets, capitalization, organizational structure and management.

APPRAISAL RIGHTS.

    Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the record date for determining shareholders entitled to vote on the Merger may have, depending on whether the Shares are still listed on NNM at the Effective Time, certain rights pursuant to the provisions of Sections 623 and 910 of the NYBCL ("Sections 623 and 910") to dissent and demand appraisal of their Shares provided the merger is accomplished with the vote of the Company's stockholders (see the heading "Merger" under this section) and the merger adversely affects their voting, preferential, and preemptive rights. For a Merger accomplished without a vote of the Company's stockholders (see the heading "Merger" under this section), the minority shareholders will have certain rights to dissent and demand appraisal of their Shares. Under Sections 623 and 910, stockholders who have the right to dissent in either of the two situations described above, and who comply with the applicable statutory procedures, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. The foregoing summary of Sections 623 and 910 does not purport to be complete and is qualified in its entirety by reference to Sections 623 and 910.

GOING PRIVATE TRANSACTIONS.

    The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or (b) the Merger is consummated within one year after the purchase of the Shares pursuant to the Offer and the Merger provided for stockholders to receive cash for their Shares in an amount at least equal to the Offer Price. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction to be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

    12. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NASDAQ EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION.

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of stockholders, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    Depending upon the number of Shares acquired pursuant to the Offer and the Shares accumulated by other parties, it is possible that the Company's Common Stock will no longer be eligible for listing on the NNM. In that event, the market for the Shares could be adversely affected.

    The Company's Common Stock is registered under the Exchange Act. Registration of the Company's Common Stock may be terminated upon application of the Company to the SEC if the Company's Common Stock is not listed on a national securities exchange and there are fewer than 300 holders of record of the Company's Common Stock. The Company has informed the Purchaser that there were approximately 2200 beneficial owners of the Company's Common Stock as of February 24, 1998. The termination of the registration of the Company's Common Stock under the Exchange Act would render inapplicable certain provisions of the Exchange Act, including requirements that the Company furnish stockholders with proxy materials regarding meetings of stockholders of the Company, the reporting and short-swing profit liability provisions under Section 16 of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act regarding "going private" transactions.

    The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this status has the effect of allowing lenders to extend credit to stockholders who wish to use the Shares as collateral. Depending upon factors similar to those relevant to NNM eligibility, following the Offer the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations, in which event Shares could no longer be used as collateral for margin loans made by brokers.

    The Purchaser currently intends to cause the Company to make an application for termination of registration of the Shares under the Exchange Act after consummation of the Merger, and may cause such an application to be filed prior to the consummation of the Merger if a sufficient number of Shares are purchased pursuant to the Offer. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the NNM.

    13.  CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated. Furthermore, the Purchaser may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

        (a) there shall have been issued and shall remain in effect any injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, which (i) restrains or prohibits the making of the Offer or the consummation of the Merger, (ii) prohibits or limits ownership or operation by the Company, PCC or Purchaser of all or any material portion of the business or assets of the Company, or PCC and its subsidiaries, taken as a whole, or compels the Company, PCC or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or PCC and its subsidiaries, taken as a whole, in each case as a result of the Offer or the Merger; (iii) imposes material limitations on the ability of PCC or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Offer and the Merger; or (iv) requires divestiture by PCC or Purchaser of any material portion of the Shares;

        (b) there shall have been any action taken, or any statute, rule, regulation order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) PCC, the Company or any subsidiary or affiliate of PCC or (ii) any action, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign (other than, in the case of both (i) and (ii), the application of the waiting period provisions of the HSR Act to the Offer or the Merger), which results in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

        (c) there shall have occurred and be continuing (i) a 25 percent or greater decline in the Dow Jones Average of Industrial Stocks and the Standard and Poor's 500 Index, measured from the date of the Merger Agreement, (ii) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on the general extension of credit by banks or other financial institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable judgment of PCC, a material worsening thereof;

        (d) the Company's Board of Directors or any committee thereof shall have withdrawn or modified in a manner adverse to PCC or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or shall have approved or recommended another merger, consolidation, business combination with, or acquisition of the Company or all or substantially all its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing;

        (e) the Company shall have failed to perform any of its covenants in the Merger Agreement, which failure either individually or in the aggregate would have a Combined Material Adverse Effect;

        (f) the representations and warranties of the Company shall fail to be true and correct in all material respects on and as of the date made or, except as otherwise expressly contemplated, on and as of any subsequent date as if made at and as of such subsequent date, which failure either individually or in the aggregate would have a Combined Material Adverse Effect;

        (g) the Merger Agreement shall have been terminated in accordance with its terms;

        (h) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

        (i) since December 31, 1997, except as (i) expressly contemplated by the Merger Agreement, (ii) disclosed in any Company SEC Report filed since such date and prior to the date of the Merger Agreement or (iii) set forth in the Disclosure Schedule to the Merger Agreement, there shall have occurred any event having, individually or in the aggregate, a change or effect that is materially adverse to the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) of the Company.

    The foregoing conditions are for the sole benefit of the Purchaser and PCC and may be asserted by the Purchaser or PCC regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser and PCC in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser or PCC at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    14.  CERTAIN LEGAL MATTERS.

    Except as described below, the Purchaser is not aware of any approval or other action by any federal, state or foreign governmental or administrative agency that would be required for the acquisition of the Shares by the Purchaser pursuant to this Offer. Should any approval or other action be required, it is presently contemplated that such approval or action would be sought. However, while there is no present intent to delay the purchase of the Shares tendered pursuant to this Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, could be obtained without substantial delay or conditions, or at all. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this
Section 14. See Section 13.

    STATE TAKEOVER LAWS. Section 912 of the NYBCL prohibits a New York corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Shareholder" (defined generally as a person that is the beneficial owner of 20% or more of a corporation's outstanding voting stock) for a period of five years following the date that such person became an Interested Shareholder unless (a) prior to the date such person became an Interested Shareholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the person becoming an Interested Shareholder, (b) subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of a majority of the holders of the outstanding voting stock of the corporation not owned by the Interested Stockholder, or (c) the shareholders of the corporation as a result of the Business Combination receive fair and adequate consideration as determined under the statute. Because the Company's Board of Directors has approved the Offer, the prohibition of section 912 will not apply to the Merger. The foregoing summary of Section 912 does not purport to be complete and is qualified in its entirety by reference to Section 912.

    The Purchaser and PCC do not believe any of the statutes adopted by states in which the Company conducts business by their terms apply to the Offer, and except as described in this Offer to Purchase, the

Purchaser has not complied with any state takeover law. Pursuant to the Merger Agreement, if any state's takeover law should become applicable to the Offer of the Merger, the Purchaser, PCC and the Company have agreed to use their best efforts to take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise to minimize the effects of any such statute on such transactions. Should any government official or third party seek to apply any state takeover law to the Offer other than those described in this Offer to Purchase, the Purchaser will take such action as then appears desirable and currently anticipate that it will contest the validity or applicability of such statute in appropriate court proceedings.

    If it is asserted that one or more state takeover laws other than those described in this Offer to Purchase apply to the Offer and it is not determined by all appropriate courts that such act or acts do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 13.

    ANTITRUST LAWS. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company by the Purchaser. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the proposed Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or PCC or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

    15.  FEES AND EXPENSES.

    The Purchaser has retained The Bank of New York to act as Depositary and Morrow & Co., Inc. to serve as Information Agent in connection with the Offer. The Purchaser will pay each of the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify each of them against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Neither the Purchaser nor PCC will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

    16.  MISCELLANEOUS.

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    Neither the Purchaser nor PCC is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Offer is currently being made to all holders of Shares. To the extent the Purchaser or PCC becomes aware of any law that would limit the class of offers in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer.

    The Purchaser has filed with the SEC a Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. and the NNM in the manner set forth in Section 8.

    No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

March 3, 1998

                                          EOC ACQUISITION CORPORATION

                                                                      SCHEDULE I

                        DIRECTORS AND CORPORATE OFFICERS
                            OF THE PURCHASER AND PCC
             (Note: footnote (+) appears at end of this Schedule I)

    Set forth in the table below are the names and present principal occupations or employments, and the material occupations, positions, offices, and employments during the past five years, for the directors and corporate officers of EOC Acquisition Corporation and Precision Castparts Corp., and the name, principal business and address for any corporation or other organization in which such employment is carried on. Each person listed below is of United States citizenship, and, unless otherwise indicated, positions have been held for the past five years. Directors are identified by an asterisk (*) and the year in which such person became a director is indicated in parentheses.

                           PRECISION CASTPARTS CORP.

NAME AND RESIDENCE                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND PRINCIPAL BUSINESS);
OR BUSINESS ADDRESS                                  MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-------------------------------------  ---------------------------------------------------------------------------

William C. McCormick* (1986)           Chairman of PCC since October 1994; Chief Executive Officer of PCC since
Precision Castparts Corp.                August 1991; from 1985-97, President of PCC
4650 SW Macadam, Suite 440
Portland, OR 97201

Vernon E. Oechsle* (1996)              President and Chief Executive Officer of Quanex Corporation, a manufacturer
Precision Castparts Corp.+               of steel bars, aluminum shapes and steel tubes and pipes, since 1995;
                                         formerly Chief Operating Officer of Quanex Corporation

Steven C. Riedel* (1997)               President and Chief Operating Officer of PCC since May 1997; formerly Vice
Precision Castparts Corp.+               President and General Manager of the Latin America operations of GE
                                         Appliances, a division of General Electric Company

Peter R. Bridenbaugh* (1995)           Retired; through December 1997, Executive Vice President-- Automotive,
Precision Castparts Corp.+               Aluminum Co. of America, an integrated producer of aluminum and other products for the packaging, aerospace, automotive, building and construction, and commercial and industrial markets; from 1994-1996,
                                         Executive Vice President and Chief Technical Officer, Aluminum Co. of
                                         America; from 1991-1994, Executive Vice President--Science and
                                         Technology, Engineering, Environment, Safety & Health, Aluminum Co. of
                                         America

Steven G. Rothmeier* (1994)            Chairman and Chief Executive Officer of Great Northern Capital, a private
Precision Castparts Corp.+               investment and merchant banking firm, since March 1993; formerly
                                         President of IAI Capital Group; Director of Honeywell, Inc., E.W. Blanch
                                         Holdings, Inc., Department 56, Inc., and Waste Management, Inc.

Dean T. DuCray* (1996)                 Vice President and Chief Financial Officer of York International
Precision Castparts Corp.+               Corporation, a manufacturer of heating, air conditioning, ventilation and refrigeration equipment, since 1987

NAME AND RESIDENCE                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND PRINCIPAL BUSINESS);
OR BUSINESS ADDRESS                                  MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-------------------------------------  ---------------------------------------------------------------------------
Don R. Graber* (1995)                  President and Chief Operating Officer of Huffy Corporation, a manufacturer
Precision Castparts Corp.+               of outdoor leisure products and services, since July 1996; from 1994 to
                                         1996, President of Worldwide Household Products Group, The Black & Decker
                                         Corporation; from 1992 to 1994, President of Black & Decker International
                                         Group

Roy M. Marvin* (1967)                  Retired; Through May 1996, Vice President--Administration and Secretary of
Precision Castparts Corp.+               PCC

William D. Larsson                     Vice President and Chief Financial Officer of PCC
Precision Castparts Corp.+

Peter G. Waite                         Executive Vice President of PCC and President of PCC Airfoils, Inc.
Precision Castparts Corp.+

Mark Donegan                           Executive Vice President of PCC and President of PCC Structurals, Inc.
Precision Castparts Corp.+

David W. Norris                        Executive Vice President of PCC and President of PCC Flow Technologies,
Precision Castparts Corp.+               Inc. since 1996; President of Keystone Controls (North America) Division
                                         of Keystone International, Inc., from 1991-1996

Gregory M. Delaney                     Executive Vice President of PCC and President of PCC Specialty Products,
Precision Castparts Corp.+               Inc. since 1998; President of Wygand Industrial Division of Emerson
                                         Electric Company, 1997-1998; Executive Vice President of Sales, Marketing
                                         and Engineering, Wygand Industrial Division of Emerson Electric Company,
                                         1996-1997; Vice President of Marketing, Refrigerator Division of Copeland
                                         Corporation, a subsidiary of Emerson Electric Company, 1995-1996; General
                                         Manager, Condensing Unit Division of Copeland Corporation, 1993-1995.

James A. Johnson                       Treasurer of PCC
Precision Castparts Corp.+

Shawn R. Hagel                         Corporate Controller of PCC since 1997; Manager of Financial Reporting of
Precision Castparts Corp.+               PCC, 1995-1997; Manager, Deloitte & Touche LLP, 1993-1995

Donna C. Ragan                         Director of Taxes of PCC since 1997; Tax Manager of PCC, 1994-1997; Tax
Precision Castparts Corp.+               Manager of NAACO Materials Handling, Inc., 1993-1994

                          EOC ACQUISITION CORPORATION

NAME AND RESIDENCE                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND PRINCIPAL BUSINESS);
OR BUSINESS ADDRESS                                   MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
--------------------------------------  --------------------------------------------------------------------------

William C. McCormick*                   Chairman of PCC since October 1994; Chief Executive Officer of PCC since
EOC Acquisition Corporation               August 1991; from 1985-97, President of PCC
4650 SW Macadam, Suite 440
Portland, OR 97201

William D. Larsson*                     Vice President and Chief Financial Officer of PCC; Vice President of the
EOC Acquisition Corporation+              Purchaser

Steven C. Riedel*                       President and Chief Operating Officer of PCC since May 1997; formerly Vice
EOC Acquisition Corporation+              President and General Manger of the Latin America operations of GE
                                          Appliances, a division of General Electric Company

David W. Norris*                        President of PCC Flow Technologies, Inc.; Chief Executive Officer of the
EOC Acquisition Corporation+              Purchaser

------------------------

+ The principal business and address of the corporation or other organization for which the listed individual's principal occupation is conducted is set forth at the first place at which the name of such corporation or other organization appears in this SCHEDULE I.

                        THE DEPOSITARY FOR THE OFFER IS:

                              THE BANK OF NEW YORK

           BY MAIL:               FACSIMILE TRANSMISSION:     BY HAND OR OVERNIGHT
                                 (FOR ELIGIBLE INSTITUTIONS   COURIER:
                                           ONLY)

THE BANK OF NEW YORK                   (212) 815-6213         TENDER & EXCHANGE DEPARTMENT
PO BOX 11248                                                  101 BARCLAY STREET
CHURCH STREET STATION                                         RECEIVE AND DELIVER WINDOW
NEW YORK, NEW YORK 10286-1248                                 NEW YORK, NEW YORK 10286

                           FOR INFORMATION TELEPHONE:
                                 (800) 507-9357

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

    Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. Stockholders may also contact their brokers, dealers, banks or trust companies or other nominees for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]
                                909 Third Avenue
                                   20th Floor
                            New York, New York 10022
                                 (212) 754-8000
                     BANKS AND BROKERAGE FIRMS PLEASE CALL:
                                 (800) 662-5200
                           Toll Free: (800) 566-9061